Mail Stop 4561

Mr. Robert L. Howard-Anderson
President, Chief Executive Officer and Director
Occam Networks, Inc.
6868 Cortona Drive
Santa Barbara, CA 93117

> **Re:** **Occam Networks, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **File No. 001-33069**

Dear Mr. Howard-Anderson:

We have reviewed your response letter dated June 19, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 9, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1. We are considering your responses to prior comments 3 and 4 and have the following additional comments:

    a. We note from your website that you offer various Optional Services Programs, including Software Entitlement Service (SES), Replacement Parts Services (RPS) and Priority Care Services (PCS) which incorporates the features of both SES and RPS. Please discuss these services, in particular, SES and PCS, as their descriptions suggest a level of service exceeding a standard bug fix or "non-significant new functionality."

b. Please explain why you do not perceive your software as being important to a customer's purchasing decision given the discussion of the variety of software features in your BLC products and the distribution of processing power, delivered by software, on each blade. Please refer to your April 1, 2009 White Paper "IP Security Management (IPSM) BLC 6000 Multi-Service Access Platform." In this regard, we note that the value-added software features described in the White Paper are embedded in your operating system, which is standard with in your BLC 6000 equipment. Please also explain whether this software is embedded in your other products as well.

c. Please discuss why you believe software is incidental to your products when your customers are advised that when contacting your technical support personnel they may need to identify the software version of their operating system.

2. We have read your response to prior comment 5 wherein you state that you applied gross presentation on a prospective basis and that you provided comparable financial information about prior periods for the benefit of readers. Reclassifying period priors has the same effect of retroactively applying your new accounting policy while your presentation and accounting for the prior periods should not have changed. In this regard, explain why you believe that the new presentation did not have a material impact on your balance sheet or working capital for prior periods.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief